24001018

SEC Mail Processing

APR 0 4 2024

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-67485

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Triple A Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2916 1/2 Grand Canal
(No. and Street)

Venice	California	90291
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Warren Wibbelsman	310-773-8127	ww@triplea-us.NET
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8Wazipur Industrial Are	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren Wibbelsman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Triple A Partners LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GLEN THOMAS WALSH
COMM # 2446546
Los Angeles County
California Notary Public
Comm Exp May 9, 2027

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Triple A Partners LLC
Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2023

Table of Contents

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of Triple A Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Triple A Partners LLC (the "Company") as of December 31, 2023 and the related statements of income, statement of Changes in Members' Equity and Statement of Changes in Financial Condition for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the Company's Auditor since 2021.

New Delhi, India
April 01, 2024

Triple A Partners LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	391,810
Accounts Receivable		150,000
Advances		50,000
Due from Parent		20
Deposits Paid		1,000
Total Assets	$	592,830

Liabilities and Members' Equity

Liabilities		
Accounts payable		15,975
Total Liabilities		15,975
Members' Equity		
Member's Equity		576,855
Total Members' Equity		576,855
Total Liabilities and Members' Equity	$	592,830

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Income
For the Year Ended December 31, 2023

Revenues		
Consulting Fee Income	$	955,943
Total Revenues	$	955,943
Expenses		
Management fees	$	567,824
Regulatory		3,110
Travel & Entertainment		48,871
Professional fees		25,566
Rent		14,100
Office expense		12,697
Insurance expense		9,586
Total Operating Expenses	$	681,754
Income tax expense		
Federal		--
State	$	4,420
Net Income	$	269,769

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2023

		Total
Balance, December 31, 2022	$	452,396
Capital Withdrawal		(145,310)
Net Income		269,769
Balance, December 31, 2023	$	576,855

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2023

Cash Flows from Operating Activities		
Net Income	$	269,769
Changes in operating assets and liabilities:		
Decrease in Accounts Payable		(1,125)
Increase in Accounts Receivables		(130,000)
Net cash provided by operating activities		138,644
Cash Flow from Investing Activities		0
Cash Flow from Financing Activities		
Increase in Member Withdrawals		(145,310)
Net cash used in financing activities		(145,310)
Net cash decrease for the year	$	(6,666)
Cash: Beginning of the Year		398,476
Cash: End of the Year	$	391,810

See Accompanying Notes to Financial Statement

Triple A Partners LLC
Notes to Financial Statements
December 31, 2023

Note 1 – Organization and Nature of Business

Triple A Partners LLC (the "Company") is a Delaware limited liability company formed in 2008. The Company is a wholly-owned subsidiary of Triple A Partners, Inc. (the "Parent"). The Company acts as an introducer of private placements and hedge fund investments to its institutional clientele. The Company operates as a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") under footnote 74 in SEC Release 34-70073.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Note 2 – Summary of Significant Accounting Policies

Cash

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Commission Income

The Company provides its services under terms of placement agent agreements. Under such agreements the Company may receive a percentage of management fees and incentive fees earned by the investment manager on the accounts introduced by the Company to the investment manager. Such agreements may also outline a monthly base fee and variable payments based on performance of the Company per the agreement. Under an additional type of agreement, the Company receives a flat fee based on percentage of total dollars invested by the investor introduced by the Company to the investment manager or the hedge fund.

Marketing and consulting fee revenue is recorded as services are provided per the terms of the related agreements.

Per ASC 606, the Company identifies each contract with the customer; identifies the performance obligations in the contract; determines the transaction price; allocates the transaction price to the performance obligations in the contract; and recognizes revenue when (or as) the entity satisfies a performance obligation.

Triple A Partners LLC
Notes to Financial Statements
December 31, 2023

Summary of Significant Accounting Policies (continued)

Commission Expense

Commission expense is recorded when services are provided and related commission income and marketing and consulting fee revenue is recognized.

Accounting for Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company was subject to income taxes and paid $4,420 in taxes in 2023. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2019.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Triple A Partners LLC
Notes to Financial Statements
December 31, 2023

Note 3-Fair Value (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023.

Fair Value Measurements on a Recurring Basis
As of December 31, 2022

Assets	Level 1	Level 2	Level 3
Cash	$391,810	$ 0	$ 0
Total	$391,810	$ 0	$ 0

Note 4 – Related Parties

The Company's CEO Warren Wibbelsman is sole owner of Triple A Partners Inc, and Triple A Partners LLC. The Company pays Warren Wibblesman earned income via salary or by distribution to Triple A Partners Inc. All accounts are adjusted to actual at the beginning of the following year. During the year ending December 31, 2023, Triple A Partners Inc. distributed $567,824 of management fees, which were received from the Company, to Warren Wibbelsman. The Company employed a registered representative named James Tar. The Company advanced James Tar $50,000 in the year ending December 31, 2022. The Company no longer employs Mr. Tar.

Triple A Partners LLC
Notes to Financial Statements
December 31, 2023

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $375,835 which was $370,835 in excess of its required net capital of $5,000. The Company's aggregate indebtedness of $15,975 ratio to net capital was 4.25 to 1.

Note 6– Commitments and Contingencies

The Company will account for all operating leases longer than one year per ASC 842. The Company will account for the right-of-use asset valued as to the initial amount of the lease liability plus any initial direct costs and lease payments made prior to the commencement date minus lease incentives.

Currently, the Company subleases its office premises on a month to month basis. Total rent expense under the sublease was $14,100 for the year ended December 31, 2023. The Company does not have any other leases and no leases longer than one year.

Note 7 – Exemption from the SEC Rule 15c3-3

The Company does not claim an exemption under Rule 15c3-3(k)(2)(i). The Company relies on Footnote 74 of the Securities and Exchange Commission Release No. 34-70073. Relating to possession or control requirements.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2023 through March 27, 2024, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Triple A Partners LLC
Schedule I -- Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2023

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 576,855
Nonallowable assets:	
Due from Parent	(20)
Deposit paid	(1,000)
Accounts Receivable	(150,000)
Advances	(50,000)
Total Nonallowable Assets	(201,020)
Net Capital	$ 375,835
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 1,065
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 370,835
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) or 120% of required Net Capital	$ 369,835
Computation of Aggregate Indebtedness	
Total liabilities	$ 15,975
Percentage of aggregate indebtedness to net capital	4.25%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Net capital unaudited	$ 375,835
Adjustments	0
Net capital audited	$ 375,835

There were no material differences between the above computation as reported in the unaudited Part 11A of Form-17A-5 as at December 31, 2023.

Triple A Partners LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2023

A computation of reserve requirement is not applicable to Triple A Partners LLC as the Company relies on Footnote 74 of the Securities and Exchange Commission Release No. 34-70073. The Company does not claim an exemption under Rule 15c3-3 under section (k)(2)(i).

Triple A Partners LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2023

Information relating to possession or control requirements is not applicable to Triple A Partners LLC as the Company relies on Footnote 74 of the Securities and Exchange Commission Release No. 34-70073. The Company does not claim an exemption under Rule 15c3-3 under section (k)(2)(i).

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

MERCURIUS

+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Triple A Partners LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Triple A Partners LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Triple A Partners LLC

We have reviewed Triple A Partners LLC's statement, included in the accompanying Triple A Partners LLC's Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to private placements of securities and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts {as defined in Rule 15c3-3} throughout the most recent fiscal year ended December 31, 2023, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
April 01, 2024

the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
April 01, 2024

Triple A Partners

Triple A Partners LLC

Exemption Report Pursuant to Amendments to Rule 17a-5

Reports to be Made by Certain Brokers & Dealers

To the best knowledge and belief of Triple A Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3;

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to: (i) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (ii) receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers; and

(3) The Company: (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); and (ii) did not carry accounts of or for customers: and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2023.

Triple A Partners LLC

I, Warren Wibbelsman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Warren Wibbelsman CEO

Dated: March 18, 2024

Triple A Partners LLC

2916 Grand Canal, Venice, CA 90291

310-929-9977-Main